Exhibit 99.1



The Power Behind The Energy

FBR Capital Markets 2008 Fall Investor Conference

New York, NY

December 3, 2008





The Power Behind The Energy

Raymond James 1st Annual Coal Investor Conference

New York, NY

December 4, 2008





FORWARD-LOOKING STATEMENTS AND RECONCILIATION OF NON-GAAP MEASURES

Statements in this presentation which are not statements of historical fact are "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Foundation Coal Holdings, Inc. at the time this presentation was made. Although Foundation Coal Holdings, Inc. believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed under the section "Risk Factors" in the company's Form 10-K filed with the Securities and Exchange Commission.

Also, this presentation contains certain financial measures, such as EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to figures reported in Foundation Coal's consolidated financial statements are provided in the company's annual and quarterly earnings releases.



IN TODAY'S MARKET…





KEY POINTS

- Highly hedged: 94% committed and priced for 2009

- Limited exposure to metallurgical coal: 2% of production

- Limited 404 permit risk: CAPP surface mining 2% of production

- Low cost: approximately 95% of production from low cost mines

- Diversified operations benefit FCL across all market conditions

- Strong liquidity position, expected to be solidly cash positive



PRESENTATION OVERVIEW

- **Industry Overview**
  - Global Demand Growth
  - U.S. Market Projections
- **Foundation Coal Investment Highlights**
  - Attractive Asset Base
  - Well-positioned in Today's Market Environment
  - Positive Outlook for Organic Growth
  - Performance Track Record
  - Summary



WORLD ENERGY CONSUMPTION EXPECTED TO INCREASE DRAMATICALLY

World Primary Energy Consumption



- ■ Economic & population growth expected to drive energy consumption up 50% by 2030
- ■ Coal demand is expected to increase 65% from 2005 to 2030
- ■ Demand is expected to grow 120% in China and 79% in India from 2005 to 2030
- ■ Together, China and India accounted for 44% of 2005 demand, rising to 57% by 2030 (contributing 78% of all growth)

7

Source: Energy Information Administration, IEO 2008 Forecast



U.S. ELECTRICITY GENERATION

Billions of KwH by Fuel Source



Billions of KwH by Fuel Source



The U.S. without coal ?

Source: DOE and Energy Information Administration, Annual Energy Outlook 2008, Reference Case

■ The industry and FCL support technology-based solutions to address climate change, including Carbon Capture and Storage (CCS)

■ Support exists among coal mining states and states that depend on low cost electricity from coal

■ Economic growth and energy security depend on the U.S. fully utilizing its most affordable and plentiful source of energy: coal



U.S. COAL-FIRED GENERATION GROWTH

	June 2008 Report		Implied Annual
	Number of Plants	Capacity (MW)	Consumption (Tons)
Under Construction	29	16,534	
Near Construction	5	1,962	
Permitted	18	8,415	
SUBTOTAL	**52**	**26,911**	**80 - 90 million**
Announced (uncertain potential and timing)	58	37,438	
TOTAL	**110**	**64,349**	**200 - 220 million**

Source: United States Department of Energy, National Energy Technology Laboratory, "Tracking New Coal-Fired Power Plants", June 2008

- Despite the cancellation or postponement of some projects, the U.S. is experiencing the largest expansion of coal-fired generation in 25 years

- 52 projects, representing over 26GWs of new generation and 80 – 90 million tons of new annual coal demand, are moving forward

- Over half of this new coal-fired generation will rely on Powder River Basin coal



DEMAND-SIDE GAME CHANGERS

- US military interested in coal-to-liquids



- Oak Ridge National Laboratory study indicates that by 2020 plug-in hybrid electric vehicles will have 25% market share, eventually requiring up to 160 large power plants to meet demand



- Brazil, Russia, India and China will require massive amounts of energy to satisfy their growing economies and large populations



FOUNDATION COAL OVERVIEW








America's Energy...
Our Focus









SOLID MIX OF NAPP, CAPP & PRB – UNIQUE BALANCE OF OPERATIONS



Powder River Basin (PRB)

Production Capacity (tons MM)	55.0
LTM Shipments (tons MM)	50.0
LTM Avg. Realization ($/Ton)	$9.75
Reserves (tons MM)	844
Btu	Low
Sulfur Content	Compliance

Northern Appalachia (NAPP)

Production Capacity (tons MM)	14.0
LTM Shipments (tons MM)	13.5
LTM Avg. Realization ($/Ton)	$43.83
Reserves (tons MM)	742
Btu	High
Sulfur Content	Medium

Central Appalachia (CAPP)

Production Capacity (tons MM)	7.0
LTM Shipments (tons MM)	7.2
LTM Avg. Realization ($/Ton)	$63.02
Reserves (tons MM)	191
Btu	High
Sulfur Content	Compliance & Low



FOUNDATION COAL HOLDINGS, INC.

Production Capacity (tons MM)	**76.0**
LTM Shipments[1] (tons MM)	**71.1**
LTM Avg. Realization[1] ($/Ton)	**$22.05**
Reserves (tons MM)	**1,840**

Headquarters
Baltimore, MD

Illinois Basin
Reserves ~ 65 MM tons

Notes: Shipments, sales, average realization for the twelve months ended 9/30/08, reserve figures as of 2/25/08.
(1) Shipments, sales, and average realization include tons that were purchased and resold.



HIGHLY HEDGED POSITION

A highly hedged position entering a market of falling coal prices should reduce risk and provide greater visibility relative to the peer group

2009 Committed and Price Comparison as of 3Q08



Foundation 2009 Avg. Realizations Per Ton		
	East	West
4Q07	$44.62	$10.18
1Q08	$52.65	$10.28
2Q08	$57.77	$10.34
3Q08	$65.41	$10.43

Note: FCL and Dahlman Rose data



LIMITED EXPOSURE TO MET COAL

Limited exposure to met coal in a market of decreasing steel demand should reduce risk and provide greater visibility relative to the group

Projected 2009 Metallurgical Coal as % of Output



- Over 60% of FCL's approx. 1.5MTPY of met coal is committed and priced for 2009, of which nearly 90% is high quality Kingston coal

Note: FCL and Dahlman Rose data

2008 PERFORMANCE INFLUENCED BY MET



Met Coal
Peaks at
$300+/ton
Met Coal
~ $250/ton
Met Coal
~ $100/ton
Met Coal
Today
?
400
350
300
250
200
150
100
50
0
Dec-07
Jan-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
FCL
Company A
Company B
Company C
Company D

- The most dramatic price appreciation in the peer group during 1H08 was driven by met-heavy producers
- Facing sharp declines in met prices, companies with limited met exposure should be better positioned entering 2009

15



LIMITED EXPOSURE TO 404 PERMITTING

Limited CAPP surface mining should reduce risk and provide greater visibility relative to the peer group



Eastern Surface Mine Production as % of Total Production

Note: FCL and Dahlman Rose data



ORGANIC GROWTH OPPORTUNITIES

Powder River Basin

Wyoming Operations	Expansion (MM tons/yr)	Capacity
Phase III (2011-2012)	10	65 MTPY
Eagle Butte LBA	255 Million Tons	2008 Sale (Successful)
Belle Ayr LBA	200 Million Tons	2010 Sale

Northern Appalachia

Mine	Resource Description	Production
Foundation (2015-L/W)	~ 420 MM Ton Reserve	7 – 14 MTPY
Freeport (2013)	~ 68 MM Ton Reserve	2 – 3 MTPY (Steam/Met)

Central Appalachia

Mine	Resource Description	Production
Harts Creek (2013)	~ 64 MM Ton Reserve	2 MTPY

Coal Gas Recovery

Location	Resource Description	Production
Northern Appalachia	~ 300 Bcf Resource	~ 3,000 Mcf/Day (current) (potential 10,000-20,000 Mcf/Day)



STRONG GROWTH STORY AND FINANCIAL POSITION







- Debt/'08E Adjusted EBITDA = 2x
- Consistent cash generation 2004–2008
- Positive cash generation expected in 2009
- Strong liquidity position with $331 million available on revolving credit facility
- Share repurchases to date total $86.5 million, leaving open authorization of $113.5 million

Notes: In millions, except % increases and debt to adjusted EBITDA ratios
2004 data on a non-GAAP combined basis
2005-07 data reflect results for successor company
2008 data per 10/22/08 guidance
Percentage increases based on mid-point of guidance



4TH QUARTER PROGRESS

- 2 longwalls at the Emerald Mine performing well QTD

- QTD NAPP production of 2.7MTs compares to 2.7MTs produced during all of Q3, demonstrating surge capability at Emerald

- Strong NAPP performance expected to continue through the quarter

- PRB shipments lagging expectations

- FCL on track to meet 4Q08 projections



SUMMARY OF INVESTMENT HIGHLIGHTS

- **Excellent Industry Position**
  - Among the largest producers – fourth by volume
  - Nationally diversified – only producer with a major presence in NAPP & PRB
- **Among The Best Positioned Coal Producers in Today's Economy**
  - Highly hedged – 94% committed and priced for 2009
  - Limited exposure to met coal – 1.5MTPY of which 60+% is committed and priced for 2009
  - Limited exposure to 404 permit issues in CAPP – only 1.5MTPY of CAPP surface mining
  - Large scale, long lived, low cost operations – approximately 95% of production comes from large, low cost mines
- **Strong Financial Performance Anticipated in 2009**
  - Record Adjusted EBITDA expected in 2009
  - Excellent liquidity position and consistent free cash flow generation
  - Low 2.0x debt-to-2008E Adjusted EBITDA ratio provides significant financial flexibility
- **Delivering On Growth Strategy**
  - Organic production growth of approximately 20% to ~ 90MTPY near-term
  - Selectively pursuing growth through acquisition
- **Attractive Valuation***
  - 2009 EV/EBITDA of 2.0x for FCL versus 2.5x for other companies producing 50+MTPY

* Calculated using FirstCall consensus 2009 EBITDA estimates and enterprise values based on November 21, 2008 closing prices.



The Power Behind The Energy